FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on connected transaction of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on December 3, 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION

▪
On 3 December 2007, the Company entered into the Transfer Agreement with HIPDC, pursuant to which the Company agreed to acquire from HIPDC its 60% interest in the registered capital of Jinling Power Plant for a consideration of RMB420 million. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms after negotiations by the parties.

▪
As HIPDC is the Company’s controlling shareholder holding 42.03% of the total issued share capital of the Company, HIPDC is regarded as a connected person to the Company. The transaction as contemplated by the Acquisition thus constitutes a connected transaction to the Company.

▪
Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirements.

Background

The Company develops, constructs, operates and manages large-scale power plants throughout China. It is one of the largest listed power producers in China which owns a total generation capacity of 31,747 MW on an equity basis.

The relationships among the Company and HIPDC are as follows:

*
Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds 8.75% of the total issued share capital of the Company. As at the date of this announcement, HIPDC held approximately 42.03% of the total issued share capital of the Company.

HIPDC is a sino-foreign joint venture which was established pursuant to the approval by the State Council of the PRC. Its principal scope of business includes development, construction and operation of power plants.

Transfer AGREEMENT

Date:	3 December 2007
Parties:	Seller: HIPDC Purchaser: the Company
Interest to be acquired:	Interest representing 60% of the registered capital of Jinling Power Plant.
Consideration:
The consideration for the purchase of 60% interest in Jinling Power Plant is RMB420 million, payable in cash on the Closing date and funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions:	The Acquisition is subject to the obtaining of approvals and/or filings of the relevant internal and external procedures.
Transfer date:
The transfer shall take place on the second business day after the fulfillment of the aforesaid conditions or another business day as the Company and HIPDC may agree, but in any event, no later than 28 December 2007. On transfer date, HIPDC shall transfer the Jinling Power Plant Interest to the Company.

Closing:	The Company shall pay to HIPDC the consideration on the above mentioned transfer date or another business day as the Company and HIPDC may agree, but in any event, no later than 31 December 2007.

REASONS FOR THE ACQUISITION AND PRICING FACTORS

The Acquisition reflects the Company's continued implementation of its development strategy which focuses on both green-field development and acquisition. Jinling Power Plant is a newly constructed power plant equipped with advanced technology. Its generating units are efficient, energy saving and environmental friendly with relatively strong peak adjustment capability. Upon completion of the Acquisition, the Company's total generation capacity on an equity basis will increase by 468MW. This will help the Company to increase its market share in Jiangsu Province. The Company will also obtain the development right of subsequent projects of Jinling Power Plant, which is conducive to the consolidated development of the Company in the eastern China region and is beneficial for the Company's long term interests.

In terms of financial impact, the net revenue for and net profit of Jinling Power Plant for the six months ended 30 June 2007 amounted to RMB335 million and RMB38.53 million, respectively. Therefore, the Acquisition will also provide a stable cash income to the Company.

The consideration of the Acquisition was arrived at after various negotiations between the Company and HIPDC, and has already taken into account the market environment, operating conditions, profitability and cash generating ability of Jinling Power Plant. According to the financial statements of Jinling Power Plant as audited by KPMG Huazhen Limited, the book value of Jinling Power Plant's net asset as at 30 June 2007 amounted to approximately RMB620.54million, thereby indicating the Jinling Power Plant Interest at approximately RMB372.32 million. After negotiations between the Company and HIPDC, it was agreed that the entire equity interest of Jinling Power Plant was priced at RMB700 million and the consideration for Jinling Power Plant Interest being RMB420 million, representing a premium of 12.8% over the book value of the net asset. The pricing level of the Acquisition has reflected the value as viewed by the prevailing market that Jinling Power Plant may create in operation, which differ from the book value of the net asset.

The Directors believe that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction will benefit the Company and its shareholders.

INFORMATION REGARDING JINLING POWER PLANT

Jinling Power Plant is a limited liability company located in Qixia Economic Technology Development Zone (Xidu), Qixia District, Nanjing City, Jiangsu Province. It was incorporated on 2 February 2005 and the change of its company name was completed on 7 August 2006 (formerly known as Huaneng Nanjing Combined Cycle Generation Limited Company). Currently, its registered capital amounts to RMB582 million and the principal scope of businesses includes development, operation and management of power plants and relevant construction works.

Currently, Jinling Power Plant operates two 390MW gas-fired combined-cycle generating units which commenced operation after completion of the 168 hours full loaded trial run on 31 December 2006 and 5 March 2007, respectively.

HIPDC is the controlling shareholder of and holds a 60% interest in the registered capital of Jinling Power Plant. The correspording investment of HIPDC in Jinling Power Plant amounted to RMB349.2 million. Other shareholders of Jinling Power Plant include Jiangsu Guoxin Asset Management Group and Nanjing Municipal Investment Corporation, which hold 30% and 10% interests in the registered capital of Jinling Power Plant respectively. Jiangsu Guoxin Asset Management Group and Nanjing Municipal Investment Corporation have agreed to waive their pre-emptive rights to acquire the Jinling Power Plant Interest in the Acquisition. Upon completion of the Acquisition, each of the Company, Jiangsu Guoxin Asset Management Group and Nanjing Municipal Investment Corporation will hold 60%, 30% and 10% interests in the registered capital of Jinling Power Plant, respectively. Jiangsu Guoxin Asset Management Group and Nanjing Municipal Investment Corporation are third parties independent of the Company and connected persons of the Company. Neither of them holds any share in the Company.

HIPDC warranted that its 60% interest in the registered capital of Jinling Power Plant is not subject to any mortgages, charges, liens or third party interests, and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of Jinling Power Plant

The following table sets out certain operating data of Jinling Power Plant for the period from January 2007 to June 2007*:

Installed capacity (MW)	780
Power generation (billion kWh)	0.83278
Utilization hours (hours)	1,063
House consumption rate (%)	1.92
Average on-grid power tariff (RMB/MWh)	480
Coal consumption rate for power sold (grams/kWh)	228.66
Unit fuel cost for power sold (RMB/ MWh)	214.25

*	The operating data are available only for the period from January 2007 to June 2007 as the generating units of Jinling Power Plant commenced operation only on 31 December 2006.

Selected Financial Information of Jinling Power Plant

The following set out certain financial information of Jinling Power Plant as at 31 December 2005 (unaudited), 31 December 2006 (audited) and 30 June 2007 (audited) and for the years/period then ended, prepared in accordance with PRC Accounting Standards:

	As at 31 December 2005 (unaudited)	As at 31 December 2006 (audited)	As at 30 June 2007 (audited)
	(RMB in thousands, except percentage)

Total asset	484,050	1,972,660	2,599,140
Total liabilities	159,050	1,390,660	1,978,600
Receivables	2,210	32,610	468,670
Contingent liabilities	0	0	0
Net asset	325,000	582,000	620,540
Interest attributable to HIPDC	60%	60%	60%
Net asset attributable to HIPDC according to the above ratio	195,000	349,200	372,320
Revenue from principal operations	0	0	335,110
Operating (loss)/profit from principal operations	0	0	91,130
(Loss)/Profit before taxation	0	0	57,520
Effective tax rate	-	-	33%
Net (loss)/profit after taxation	0	0	38,540

CONNECTED TRANSACTION Under Hong Kong Listing Rules

The Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirement.

The Directors (including independent non-executive Directors) are of the opinion that the Transfer Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Transfer Agreement is in the interests of the Company and its shareholders as a whole.

Definitions

“Acquisition”	the purchase by the Company of the 60% interest in the registered capital of Jinling Power Plant from HIPDC;
“Closing”	the closing of the Acquisition;
“Company”	Huaneng Power International, Inc.;
“Directors”	the directors of the Company (including independent non-executive Directors);
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huaneng Group”	China Huaneng Group;
“Jinling Power Plant”	Huaneng Nanjing Jinling Power Limited Company, a company incorporated in the PRC with limited company;
“Jinling Power Plant Interest”	the 60% interest in the registered capital of Jinling Power Plant to be purchased by the Company pursuant to the Transfer Agreement;
“PRC”	the People’s Republic of China;
“RMB”	the lawful currency of the PRC;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transfer Agreement”	the transfer agreement dated 3 December 2007 entered into between the Company and HIPDC relating to the purchase of the 60% interest in the registered capital of Jinling Power Plant.

By Order of the Board Huaneng Power International, Inc. Huang Jian Company Secretary

As at the date of this announcement, the Board comprises:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC
3 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

Name: Huang Jian
Title: Company Secretary

Date:    December 4, 2007

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